

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2021

Gary Wunderlich
President
Live Oak Crestview Climate Acquisition Corp.
40 S Main Street, #2550
Memphis, TN 38117

> **Re: Live Oak Crestview Climate Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed on June 21, 2021**
> **File No. 333-253895**

Dear Mr. Wunderlich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1

Financial Statements, page F-1

1. Please provide updated audited financial statements in your next amendment.

Note 6. Stockholders Equity, page F-13

2. You disclose that in the event that you redeem public warrants, that any such exercise would not be on a "cashless" basis and would require the exercising holder to pay the exercise price for each warrant being exercised. You also disclose that private placement warrants are identical to the public warrants, except that the private placement warrants may not be redeemed by you and the holders of private placement warrants may elect to exercise the warrants on a "cashless" basis. Please provide us with your accounting analysis to support the classification of the private placement warrants as equity

considering the difference in exercise basis compared to the public warrants.

You may contact Michelle Miller at 202-551-3368 or David Irving at 202-551-3321 if you have questions regarding comments on the financial statements and related matters. Please contact Susan Block at 202-551-3210 or Justin Dobbie at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance